FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the period July 1, 2003 to September 30, 2003

Commission File Number: 0-19906

Spectrum Signal Processing Inc.
(Translation of registrant's name into English)

One Spectrum Court, 2700 Spectrum Way, Suite 200, Burnaby, B.C., Canada, V5A 4X1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X         Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......                 No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SPECTRUM SIGNAL PROCESSING INC.
FOR THE QUARTER ENDED SEPTEMBER 30, 2003

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

INDEX TO FINANCIAL STATEMENTS
(Prepared in accordance with accounting principles generally accepted in the United States)

Consolidated Balance Sheets at September 30, 2003 and December 31, 2002

Consolidated Statements of Operations and Deficit for the three months ended September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002

Consolidated Statements of Comprehensive Loss for the three months ended September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002

Consolidated Statements of Cash Flows for the three months ended September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002

Notes to Consolidated Financial Statements

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America.

	December 31,	September 30,
ASSETS	2002	2003
		(Unaudited)
Current assets
Cash and cash equivalents	$3,480	$568
Trade receivables net of allowance for doubtful accounts of $283 (2002 - $221)	4,887	4,159
Receivable from Technology Partnerships Canada (note 5)	496	286
Inventories	2,414	2,257
Prepaid expenses	132	227
	11,409	7,497

Capital assets	2,666	2,636

	$14,075	$10,133

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Bank indebtedness	$-	$77
Accounts payable	2,346	1,867
Accrued liabilities	2,213	2,178
	4,559	4,122

Long-term obligations (note 3)	857	785

Stockholders' equity
Share capital
Authorized: 50,000,000 common shares, no par value
Issued and outstanding: 14,732,391 (2002 - 14,732,391)	24,974	24,974
Additional paid-in capital	554	667
Warrants	113	-
Deficit	(15,161)	(19,013)
Accumulated other comprehensive income
Cumulative translation adjustments	(1,821)	(1,402)
	8,659	5,226

	$14,075	$10,133
See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America.
	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Sales (note 6)	$4,716	$5,105	$17,058	$14,900
Cost of sales	2,028	2,233	7,083	6,756
	2,688	2,872	9,975	8,144

Expenses
Administrative	1,366	1,388	3,817	3,872
Sales and marketing	962	1,158	3,011	3,727
Research and development	1,073	1,285	3,198	3,563
Amortization	183	235	527	654
Write-down of capital assets	-	236	-	236
Restructuring and other charges	-	(27)	-	(78)
	3,584	4,275	10,553	11,974

Loss from operations	(896)	(1,403)	(578)	(3,830)

Other
Interest expense	-	13	7	28
Other income	(4)	(4)	(2)	(6)
	(4)	9	5	22

Loss before income taxes	(892)	(1,412)	(583)	(3,852)

Income tax expense
Current	-	-	10	-
	-	-	10	-

Net loss	(892)	(1,412)	(593)	(3,852)

Deficit, beginning of period	(11,898)	(17,601)	(11,454)	(15,161)
Cancellation of treasury shares	-	-	(743)	-
Deficit, end of period	$(12,790)	$(19,013)	$(12,790)	$(19,013)

Loss per share (basic and diluted)	$(0.06)	$(0.10)	$(0.04)	$(0.26)

Weighted average shares (basic and diluted)	14,730,601	14,732,391	13,274,623	14,732,391
See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

Three months ended September 30,			Nine months ended September 30,
	2002	2003	2002	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net loss	$ (892)	$(1,412)	$(593)	$(3,852)

Other comprehensive earnings (loss)
Foreign currency translation	(54)	6	136	419

Comprehensive loss	$ (946)	$(1,406)	$(457)	$(3,433)
See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.
Three months ended September 30,			Nine months ended September 30,
	2002	2003	2002	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(892)	$(1,412)	$(593)	$(3,852)
Adjustments to reconcile net loss to net cash
used for operating activities
Amortization	183	235	527	654
Write-down of capital assets	-	236	-	236
Changes in operating assets and liabilities
Accounts receivable	(729)	(532)	22	1,751
Inventories	(562)	609	(512)	536
Prepaid expenses	56	32	(86)	(69)
Accounts payable	(21)	(1,291)	(382)	(829)
Accrued liabilities	(630)	83	(434)	(388)
Long-term obligations	-	(12)	-	(206)
Net cash used for operating activities	(2,595)	(2,052)	(1,458)	(2,167)

Cash flows from investing activities
Purchase of capital assets	(66)	(16)	(284)	(427)
Proceeds from disposition of capital assets	-	33	-	33
Net cash provided by (used for) investing activities	(66)	17	(284)	(394)

Cash flows from financing activities
Increase in bank indebtedness	-	77	-	77
Issue of shares from share options	3	-	14	-
Issue of shares from Employee Share Purchase Plan	-	-	40	-
Issue of shares for cash, net of costs	(21)	-	4,086	-
Net cash provided by (used for) financing activities	(18)	77	4,140	77

Effect of foreign currency exchange rates on cash and
cash equivalents	228	(98)	132	(428)

Net increase (decrease) in cash and cash equivalents
during the period	(2,451)	(2,056)	2,530	(2,912)
Cash and cash equivalents, beginning of period	6,325	2,624	1,344	3,480
Cash and cash equivalents, end of period	$3,874	$568	$3,874	$568
See accompanying notes to consolidated financial statements.
See supplementary information (note 4).

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2003
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

1.       Basis of preparation

The accompanying financial information as at September 30, 2003 and for the three and nine month periods ended September 30, 2003 is unaudited and does not include all disclosures required under accounting principles generally accepted in the United States of America for annual financial statements. The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's fiscal 2002 Annual Report.

2.       Significant accounting policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America using the same accounting policies and methods of application as those disclosed in note 1 to the Company's financial statements for the year ended December 31, 2002, except for the following:

Capital assets

Capital assets are initially recorded at cost. Amortization is subsequently provided on the following assets on a straight-line basis over the following periods:

Computer equipment	4 years
Computer software	4 years
Lab equipment	4 years
Furniture and office equipment	5 years
Research and development equipment	3 years

Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the lease term.

For additions prior to 2003, the Company amortizes its capital assets using a declining balance method as described in the annual financial statements. The Company adopted a straight-line amortization method effective January 1, 2003 and believes that it better represents the useful lives of capital assets.

The Company monitors the recoverability of long-lived assets based on factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable, at which time the asset is written down to fair market value.

During the three months ended September 30, 2003, the Company evaluated the recoverability of certain capital assets and recognized asset impairment charges of $236,000. The Company was required to reduce the carrying value of the assets to estimated fair value less costs to sell and recognized asset impairment charges as it was determined that the carrying value of the affected assets was not recoverable.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2003
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

2.       Significant accounting policies, continued

Stock-based compensation

The Company has adopted only the disclosure provisions of Statement of Financial Accounting Standards ("FAS") No. 123 ("FAS 123"), "Accounting for Stock Based Compensation," to account for grants under the Company's existing stock based compensation plans to employees. All options are granted with an exercise price equal to the market value of the stock on the date of grant. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's net loss and loss per share would have been adjusted as follows:

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net loss - as reported	$(892)	$(1,412)	$(593)	$(3,852)
Less: Total stock-based employee
compensation expense determined under
fair value based method for all awards	(259)	(231)	(769)	(647)
Net loss - pro forma	$(1,151)	$(1,643)	$(1,362)	$(4,499)

Basic and diluted loss per share - as reported	$(0.06)	$(0.10)	$(0.04)	$(0.26)
Basic and diluted loss per share - pro forma	(0.08)	(0.11)	(0.10)	(0.31)

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three months ended September 30,	Nine months ended September 30,
	2003	2003
	(Unaudited)	(Unaudited)
Expected dividend yield	0%	0%
Expected stock price volatility	90%	90%
Risk-free interest rate	4.50%	4.50%
Expected life of options	5.0 years	5.0 years

Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2003
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

2.       Significant accounting policies, continued

Recent accounting pronouncements

In May 2003, the Financial Accounting Standards Board ("FASB") issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS No. 150"), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The Company has adopted FAS No. 150, which had no effect on its consolidated financial statements.

In April 2003, the FASB issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("FAS No. 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133. FAS No.149 is to be applied prospectively for certain contracts entered into or modified after June 30, 2003. The Company has adopted FAS No. 149, which had no effect on its consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires the consolidation of a variable interest entity by the primary beneficiary. FIN 46 also requires additional disclosure by both the primary beneficiary and enterprises that hold a significant variable interest in a variable interest entity. FIN 46 is applicable to variable interest entities created after January 31, 2003. Entities created prior to February 1, 2003 must be consolidated effective December 31, 2003. However, because the Company does not have any variable interest entities, there is no impact on its consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 expands on previously issued accounting guidance and requires additional disclosure by a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has adopted FIN 45 in its consolidated financial statements.

In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus regarding EITF Issue 00-21. The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate elements of accounting, but also how the arrangement's consideration should be allocated among separate units. The pronouncement is effective for revenue arrangements entered into on or after July 1, 2003. The Company has adopted EITF Issue 00-21, which had no effect on its consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2003
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

2.       Significant accounting policies, continued

Recent accounting pronouncements, continued

In May 2003, the EITF reached a consensus on Issue No. 03-5, "Applicability of AICPA Statement of Position 97-2, Software Revenue Recognition, to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software". The FASB ratified this consensus in August 2003. EITF Issue No. 03-5 affirms that the American Institute of Certified Public Accountants ("AICPA") Statement of Position 97-2 applies to non-software deliverables, such as hardware, in an arrangement if the software is essential to the functionality of the non-software deliverables. The Company is currently evaluating the effect that the adoption of EITF Issue No. 03-5 will have on its results of operations and financial condition.

3.       Restructuring and other charges

During the year ended December 31, 2002, the Company announced and implemented a business restructuring through a workforce reduction. The following table summarizes the activity related to the restructuring and other charges during the three months ended September 30, 2003.

	Provision			Effect of	Provision
	Balance at	Cash		Foreign	Balance at
	June 30, 2003	Drawdowns	Adjustments	Exchange	September 30, 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Facilities restructuring	$1,008	$(58)	$35	$3	$988
Workforce reduction	292	(65)	(61)	(2)	164
Other	-				-
	$1,300	$(122)	$(27)	$1	$1,152

Current					$367
Long-term					785
					$1,152

The following table summarizes the activity related to the restructuring and other charges during the nine months ended September 30, 2003.

	Provision			Effect of	Provision
	Balance at	Cash		Foreign	Balance at
	December 31, 2002	Drawdowns	Adjustments	Exchange	September 30, 2003
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Facilities restructuring	$957	$(165)	$ 29	$167	$988
Workforce reduction	538	(353)	(82)	61	164
Other	25	-	(25)		-
	$1,520	$(518)	$ (78)	$228	$1,152

Current					$367
Long-term					785
					$1,152

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2003
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

4.        Supplementary information

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash received for:
Interest	$3	$2	$4	$5
Income taxes	-	42	-	42

Cash paid for:
Interest	-	13	7	28
Income taxes	1	4	9	6

Non-cash financing activities
Expiration of share purchase warrants
reclassified to additional paid-in capital	-	113	412	113
Issue of share purchase warrants	-	-	113	-
Cancellation of treasury shares	-	-	1,232	-

5.       Contingencies

Product warranties

The Company provides for estimated warranty costs at the time of product sale. Warranty expense accruals are based on best estimate with reference to historical claims experience. Since warranty estimates are based on forecasts, actual claim costs may differ from amounts provided. An analysis of changes in liability for product warranties follows.

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Balance, beginning of period	$258	$260	$78	$202
Provision adjustments	6	78	193	142
Expenditures	(20)	(14)	(27)	(20)
Balance, end of period	$245	$324	$245	$324

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2003
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

5.       Contingencies continued

Technology Partnerships Canada

In March 1999, the Company entered into a contribution agreement with Technology Partnerships Canada to develop a new line of communications products. Under this agreement, Technology Partnerships Canada contributed a total of Cdn$5,994 ($4,438) towards the development of these products. In exchange for this contribution, the Company has agreed to a 2.5% contingently repayable royalty on communications product revenues to a maximum of Cdn$11,428 ($8,461). During the nine months ended September 30, 2003, the Company credited $270 against research and development expenses, which is still receivable. During the nine months ended September 30, 2003, the Company accrued royalties payable of $128.

6.       Segmented information

The Company operates in the communications infrastructure industry and all sales of its products and services are made in this segment. Management makes decisions about allocating resources based on the one operating segment.

Revenues by product line were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Packet-voice	$428	$333	$1,197	$2,639
Wireless	4,288	4,772	15,861	12,261
	$4,716	$5,105	$17,058	$14,900

Gross margins by product line were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Packet-voice	$156	$167	$543	$1,175
Wireless	2,532	2,705	9,432	6,969
	$2,688	$2,872	$9,975	$8,144

Item 2. Management Discussion and Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Cautionary Statement Relating to Forward Looking Statements

Information contained in this filing contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "anticipates" or comparable terminology, or by discussions of strategy. Spectrum Signal Processing, Inc. ("the Company") cannot assure that the future results covered by these forward-looking statements will be achieved. The following discussion and analysis should be read in conjunction with the Company's financial statements and the notes thereto included elsewhere in this Quarterly Report.

General

The Company was incorporated in 1987 under the laws of British Columbia. The Company is a technology company that designs, develops and markets high performance wireless signal processing and packet-voice processing platforms for use in defense and communications infrastructure equipment. The Company's hardware, software and chip technology work together to collect, compress and convert voice and data signals. The Company's software reconfigurable platforms are targeted for use in government intelligence, surveillance and communications systems, satellite hubs and cellular base stations, and its packet-voice platforms are targeted for use in media gateways and next-generation voice and data switches.

The Company devotes significant resources towards research and product development activities. The Company sometimes enters into agreements with its Original Equipment Manufacturer, or OEM, customers and others under which the Company receives fees in connection with the development of products in anticipation of production ("development contract fees"), and uses these fees to fund the related product development. Development contract fees are recognized as revenue upon the achievement of predetermined development milestones, which also typically coincide with invoicing and payments. Costs associated with development contract fees generally are included in cost of sales.

The Company publishes its financial statements in United States dollars ("$") and prepares all such statements in conformity with accounting principles generally accepted in the United States of America.

Results of Operations

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003

Sales	100.0%	100.0%	100.0%	100.0%
Cost of sales	43.0%	43.7%	41.5%	45.3%

Gross profit	57.0%	56.3%	58.5%	54.7%

Expenses
Administrative	29.0%	27.2%	22.4%	26.0%
Sales and marketing	20.4%	22.7%	17.7%	25.0%
Research and development	22.7%	25.2%	18.7%	23.9%
Amortization	3.9%	4.6%	3.1%	4.4%
Write-down of capital assets	0.0%	4.6%	0.0%	1.6%
Restructuring and other charges	0.0%	-0.5%	0.0%	-0.5%
	76.0%	83.8%	61.9%	80.4%

Loss from operations	-19.0%	-27.5%	-3.4%	-25.7%

Other
Interest expense	0.0%	0.3%	0.0%	0.2%
Other income	-0.1%	-0.1%	0.0%	0.0%
	-0.1%	0.2%	0.0%	0.2%

Loss before income taxes	-18.9%	-27.7%	-3.4%	-25.9%

Income tax expense	0.0%	0.0%	0.1%	0.0%

Net loss for the period	-18.9%	-27.7%	-3.5%	-25.9%

Three months ended September 30, 2003 compared to the three months ended September 30, 2002

Sales. Sales for the third quarter of 2003 were $5,105,000, an increase of $389,000, or 8.2%, relative to sales in the third quarter of 2002. Included in sales were revenues from the Company's wireless product line of $4,772,000, or 93.5% of sales, compared to $4,288,000, or 90.9% of sales in the third quarter of 2002. Also included were revenues from the Company's packet-voice product line of $333,000, or 6.5% of sales, compared to $428,000, or 9.1% of sales for the third quarter of 2002. The increase in the Company's sales for the third quarter of 2003 compared to sales for the third quarter of 2002 was attributable primarily to increasing sales of the Company's new wireless products as well as ordinary course fluctuations in the timing and value of orders.

Gross Profit. Gross profit increased to $2,872,000 for the third quarter of 2003 from $2,688,000 for the third quarter of 2002, an increase of $184,000, or 6.8%. Gross profit for the third quarter of 2003 included gross profit of $2,705,000 from the Company's wireless product line compared to $2,532,000 for the third quarter of 2002. Also included was gross profit of $167,000 from the Company's packet-voice product line compared to $156,000 for the third quarter of 2002. Gross margin (profit as a percentage of sales) was 56.3% for the third quarter of 2003 compared to 57.0% for the third quarter of 2002. The Company's historical gross margin has varied by quarter due to volume-related efficiencies, product royalty costs, warranty costs, changes in product and customer mix and charges to write-down obsolete inventory.

Administrative. Administrative expenses for the third quarter of 2003 were $1,388,000, or 27.2% of sales for the period, compared to $1,366,000, or 29.0% of sales for the third quarter of 2003. Administrative expenses were higher for the third quarter of 2003, due primarily to increases in Canadian dollar denominated expenses resulting from the stronger Canadian dollar. These increases were partially offset by reduced bad debt expenses, and reduced employee compensation and facilities expenses, resulting from the Company's restructuring which took place in the fourth quarter of 2002. As a percentage of sales, administrative expenses decreased in the third quarter of 2003 due to increased revenues in the quarter without a commensurate increase in administrative expenses.

Sales and Marketing. Sales and marketing expenses for the third quarter of 2003 were $1,158,000, or 22.7% of sales for the period, compared to $962,000, or 20.4% of sales for the third quarter of 2002. Sales and marketing expenses were higher for the third quarter of 2003, in both dollar terms and as a percentage of sales, due to increased employee compensation costs, resulting primarily from increased sales and marketing personnel headcount, and increased third party sales representative commissions.

Research and Development. Research and Development expenses were $1,285,000 for the third quarter of 2003, or 25.2% of sales for the quarter, compared to $1,073,000, or 22.7% of sales for the third quarter of 2002. The expenses in the third quarter of 2003 consisted primarily of costs associated with new product developments undertaken by the Company. The increase in R&D expenditures resulted primarily from the expiration of the Company's R&D funding agreement with Technology Partnerships Canada ("TPC"), an agency of the Canadian government, in the third quarter of 2002, increases in Canadian dollar denominated expenses resulting from the stronger Canadian dollar and increased spending on prototypes. These increases were partially offset by reduced employee compensation expenses due to reduced R&D personnel headcount.

Amortization. Amortization expense for the third quarter of 2003 was $235,000, or 4.6% of sales for the period, compared to $183,000, or 3.9% of sales for the third quarter of 2002. For additions prior to 2003, the Company amortizes its capital assets using a declining balance method. The Company adopted a straight-line amortization method effective January 1, 2003 and believes that it better represents the useful lives of capital assets.

Write-down of Capital Assets. The Company evaluated the recoverability of certain capital assets and recognized asset impairment charges of $236,000 in the third quarter of 2003. The Company was required to reduce the carrying value of the assets to their estimated fair value less costs to sell and recognized asset impairment charges as it was determined that the carrying value of the affected assets was not recoverable.

Restructuring and other charges. Restructuring and other charges for the third quarter of 2003 consisted of a credit of $27,000 relating primarily to a reduction in severance liabilities for laid-off personnel that have found subsequent employment.

Net Earnings (Loss). The Company had net loss for the third quarter of 2003 of $1,412,000, compared to a net loss of $892,000 for the third quarter of 2002. The Company's loss per share (basic) for the third quarter of 2003 was $0.10, compared to a loss per share (basic) of $0.06 for the third quarter of 2002.

Nine months ended September 30, 2003 compared to the nine months ended September 30, 2002

Sales. Sales in the nine months ended September 30, 2003 were $14,900,000, a decrease of $2,158,000, or 12.7%, compared to sales for the nine months ended September 30, 2002. Included in sales were revenues from the Company's wireless product line of $12,261,000, or 82.3% of sales, compared to $15,861,000, or 93.0% of sales in the nine months ending September 30, 2002. Also included were revenues from the Company's packet-voice product line of $2,639,000, or 17.7% of sales, compared to $1,197,000, or 7.0% of sales for the nine months ended September 30, 2002. The decrease in the Company's sales for the nine months ended September 30, 2003 compared to sales for the nine months ended September 30, 2002 was attributable primarily to a significant reduction in sales of the Company's legacy wireless products as well as ordinary course fluctuations in the timing and value of orders. The Company expects that sales of its legacy wireless products developed pre-2000 will continue to decline in future periods. The Company expects that sales of its new wireless products developed post-1999 will continue to increase in future periods.

Gross Profit. Gross profit decreased to $8,144,000 for the nine months ended September 30, 2003 from $9,975,000 for the nine months ended September 30, 2002, a decrease of $1,831,000, or 18.4%. Gross profit for the nine months ended September 30, 2003 included gross profit of $6,969,000 from the Company's wireless product line compared to $9,432,000 for the nine months ended September 30, 2002. Also included was gross profit of $1,175,000 from the Company's packet-voice product line compared to $543,000 for the nine months ended September 30, 2002. Gross margin (profit as a percentage of sales) decreased to 54.7% for the nine months ended September 30, 2003 from 58.5% for the nine months ended September 30, 2002. The decrease in gross margin was attributable primarily to increased revenues from the Company's packet-voice product line and wireless third party flow-through revenues, which yield lower margins. Also, the Company's historical gross margin has varied by quarter due to volume-related efficiencies, product royalty costs, warranty costs, changes in product and customer mix and charges to write-down obsolete inventory.

Administrative. Administrative expenses for the nine months ended September 30, 2003 were $3,872,000, or 26.0% of sales for the period, compared to $3,817,000, or 22.4% of sales for the nine months ended September 30, 2002. Administrative expenses were higher for the nine months ended September 30, 2003 as the result of payment of an account receivable during the first quarter of 2002 which the Company had previously classified as a bad debt in the fourth quarter of 2001, and due to increases in Canadian dollar denominated expenses as the result of the stronger Canadian dollar. These increases were partially offset by reduced employee compensation and reduced facilities expenses resulting from the Company's restructuring in the fourth quarter of 2002. As a percentage of sales, administrative expenses increased for the nine months ended September 30, 2003 due to lower sales for the period without a commensurate reduction in administrative expenses.

Sales and Marketing. Sales and marketing expenses for the nine months ended September 30, 2003 were $3,727,000, or 25.0% of sales for the period, compared to $3,011,000, or 17.7% of sales for the nine months ended September 30, 2002. Sales and marketing expenses were higher for the nine months ended September 30, 2003, in both dollar terms and as a percentage of sales, due to increased employee compensation costs, resulting primarily from increased sales and marketing personnel headcount, and increased third party sales representative commissions.

Research and Development. Research and Development expenses were $3,563,000 for the nine months ended September 30, 2003, or 23.9% of sales for the period, compared to $3,198,000, or 18.7% of sales for the nine months ended September 30, 2002. The expenses during the nine months ended September 30, 2003 consisted primarily of costs associated with new product developments undertaken by the Company. The increase in R&D expenditures resulted primarily from the expiration of the Company's R&D funding agreement with TPC in the third quarter of 2002, increases in Canadian dollar denominated expenses due to the stronger Canadian dollar and increased spending on outside contractors and prototypes. These increases were offset partially by reduced employee compensation expenses due to reduced research and development personnel headcount.

Amortization. Amortization expense for the nine months ended September 30, 2003 was $654,000, or 4.4% of sales for the period, compared to $527,000, or 3.1% of sales for the nine months ended September 30, 2002. For additions prior to 2003, the Company amortizes its capital assets using a declining balance method. The Company adopted a straight-line amortization method effective January 1, 2003 and believes that it better represents the useful lives of capital assets.

Write-down of Capital Assets. The Company evaluated the recoverability of certain capital assets and recognized asset impairment charges of $236,000 in the nine months ended September 30, 2003. The Company was required to reduce the carrying value of the assets to their estimated fair value less costs to sell and recognized asset impairment charges as it was determined that the carrying value of the affected assets was not recoverable.

Restructuring and other changes. Restructuring and other changes for the nine months ending September 30, 2003 consisted of a credit of $78,000 relating primarily to a reduction in severance liabilities for laid-off personnel that have found other employment.

Net Earnings (Loss). The Company had a net loss for the nine months ended September 30, 2003 of $3,852,000, compared to a net loss of $593,000 for the nine months ended September 30, 2002. The Company's loss per share (basic) for the nine months ended September 30, 2003 was $0.26, compared to a loss per share (basic) of $0.04 for the nine months ended September 30, 2002.

Financial Condition

The Company historically has met its operating and capital requirements from cash flow from operations, from borrowings under its line of credit facility and from funds generated by the sale of its equity securities.

During the third quarter of 2003, the Company used $2,052,000 in cash for operating activities due primarily to a net loss of $1,412,000, an increase in trade receivables of $532,000 and a decrease in accounts payable of $1,291,000, offset by a decrease in inventory of $609,000. During the nine months ended September 30, 2003, the Company used $2,167,000 in cash for operating activities due primarily to a net loss of $3,852,000, a decrease in accounts payable of $829,000 and a decrease on accrued liabilities of $388,000, offset by a decrease in receivables of $1,751,000, and a decrease in inventories of $536,000. The decrease in accounts payable during the third quarter of 2003 and the nine months ended September 30, 2003 was attributable to a decrease in inventory purchases for shipments in the third quarter of 2003.

Cash provided by investing activities for the third quarter of 2003 was $17,000 and cash used for investing activities for the nine months ended September 30, 2003 was $394,000. Amounts in both periods relate to the purchase and disposal of capital assets.

Cash provided by financing activities for the third quarter of 2003 and the nine months ended September 30, 2003 was $77,000 due to an increase in bank indebtedness.

At September 30, 2003 and December 31, 2002, the Company's cash and cash equivalents were $568,000 and $3,480,000, respectively. Other than with respect to operating leases and the agreement with TPC described below, the Company does not have significant future expenditure commitments at September 30, 2003 which are not currently reflected on its balance sheet.

Effective May 15, 2003, the Company entered into a new credit facility agreement with a Canadian Chartered Bank offering more favorable borrowing terms and conditions. The Company terminated its former credit facility agreement effective July 25, 2003. The Company's current credit facility consists of a Cdn$5,000,000 (approximately $3,702,000) operating line of credit. The Company's U.S. dollar borrowing capacity under its Canadian dollar-denominated line of credit will vary period to period based on exchange rate fluctuations. Borrowings under the line of credit bear interest at the bank's U.S. base rate plus 0.5%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the bank's prime rate plus 0.5%. Borrowings are due on demand and interest is due monthly. Borrowings are secured by substantially all of the Company's current assets. Borrowings may not exceed certain percentages of a defined borrowing base consisting of domestic and foreign accounts receivable and inventories. The line of credit agreement does not contain any financial covenants. The line of credit agreement contains certain non-financial covenants including a requirement for the Company to obtain the prior written consent of the bank prior to (i) encumbering any of its properties, assets or other rights; (ii) disposing of any of its properties or assets other than in the ordinary course of business and on commercially reasonable terms; and, (iii) merging, amalgamating, or otherwise entering into any other form of business combination. The line of credit agreement provides the bank with a first ranking security interest in all personal property of the Company. The Company's borrowings under the line of credit as of September 30, 2003 were $77,000.

In March 1999, the Company entered into an agreement with TPC providing for the financing of approximately one-third of the Company's research and development costs to develop a new product line targeted to the telecommunications market. The Company claimed a total of Cdn$5,994,000 ($4,438,000) pursuant to its agreement which expired September 30, 2002. TPC's investment was structured to be contingently repayable by way of a 2.5% royalty on sales of new products financed by the investment until an aggregate of Cdn$11,428,000 ($8,461,000) in royalties has been paid. During the nine months ended September 30, 2003, the Company accrued royalties payable of $128,000 (Cdn$173,000). The investment is repayable immediately upon the occurrence of certain events of default, which include bankruptcy events. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, on the products financed by the investment. TPC did not receive an equity participation in the Company as part of its investment.

The Company has entered into various operating lease agreements with remaining terms of up to six years for office premises and equipment. See Note 9 of the Company's annual financial statements, contained in the Company's annual report on Form 20-F for the year ended December 31, 2002, which was filed with the Securities Exchange Commission on March 31, 2003, for a year-by-year summary of expected minimum lease payments.

As of September 30, 2003, the Company had $568,000 of available cash and cash equivalents. The Company believes that cash generated from operations, cash generated from possible sales of the Company's equity securities and borrowings available under the line of credit will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months. However, the Company may in the future require additional equity or debt financing to meet its working capital, capital asset and acquisition requirements. If the Company needs to issue additional equity and/or debt securities to meet its future liquidity requirements, the terms of any future equity financings may be dilutive to its stockholders and the terms of any debt financings may contain restrictive covenants. The Company's ability to successfully complete on an issuance of its equity securities or otherwise obtain financing will depend on the status of its future business prospects as well as conditions prevailing in the capital markets.

Currency Derivative Contracts

Since 1995, the Company has, from time to time, entered into currency derivative contracts to attempt to reduce its exposure to foreign exchange rate fluctuations. These contracts typically do not have terms exceeding one year when entered into. The market price of these contracts generally approaches the spot exchange rates as the contracts approach the expiration of their term. The maximum amount the Company had entered into under these contracts at any one time was Cdn$8,000,000 ($5,923,000). While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the U.S. dollar and the Canadian dollar by denominating many of its payment obligations in U.S. dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition or results of operations. At September 30, 2003, the Company was party to currency futures contracts with a notional principal of Cdn$5,000,000 to manage its exposure to fluctuations in U.S. - Canadian dollar exchange rates through March 4, 2004. These contracts have not been designated as hedges for accounting purposes. The Company recognized an accumulated fair value gain of $387,000 for the nine months ended September 30, 2003 attributable to these contracts.

Inflation and Foreign Currency Fluctuations

The Company believes that inflation and other changes in prices have not had a material effect on the Company.

The Company sells the majority of its products in U.S. dollars while incurring costs, in varying proportions, in Canadian dollars, U.S. dollars and other currencies. Thus, the Company's operations are susceptible to fluctuations in currency exchange rates. In the current year, the significant rise in the Canadian dollar has had a negative impact on the Company's operating expenses and net income. In addition, if the Canadian dollar continues to rise relative to the U.S. dollar, the Company's reported operating expenses and net income will be further impacted.

Transfer to the NASDAQ Small Cap Market

On April 24, 2003, the Company announced the transfer of its share listing from the NASDAQ National Market to the NASDAQ SmallCap Market. As a result of its transfer, the Company had until May 19, 2003 to comply with the NASDAQ SmallCap Market $1.00 minimum closing bid price requirement. On May 21, 2003, NASDAQ advised the Company that an additional 180-day extension would be granted. NASDAQ confirmed that the Company satisfied the $1.00 minimum closing bid price requirement on July 8, 2003.

Pursuing Strategic Alternatives

As announced on July 14, 2003, the Company continues to work with CIBC World Markets in pursuing strategic alternatives to maximize shareholder value.

Critical Accounting Policies

The Company prepares its consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

During the nine months ended September 30, 2003, the Company did not adopt any new accounting policy that would have a material impact on the consolidated financial statements, nor did it make changes to existing accounting policies. Senior management has discussed with the Audit Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.

The following critical accounting policies affect the Company's more significant estimates and assumptions used in preparing its consolidated financial statements:

  The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. On an ongoing basis, management specifically analyzes the aging of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company's accounts receivable. If the Company determines that the financial condition of any of the Company's customers deteriorates, increases in the allowance may be made at the time that determination is made.

  The Company values its inventory at the lower of cost, determined on an average cost basis, and net realizable value. Under the average cost method, the valuation of inventories at cost is determined by reviewing all recent inventory purchases or production costs and valuing inventory items based on the average cost of those most recent purchases and production runs. Purchase and production quantities can have a significant impact on the per unit cost of inventories. These factors can lead to volatility in the valuation of inventory relative to the "lower of cost and market" principle. To reduce the potential for such volatility in the Company's inventory valuation, the Company adjusts for items purchased or produced in larger quantities. The Company believes that its inventory valuation method provides an inventory valuation that reasonably approximates cost and results in carrying inventory at the lower of cost and market. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions are worse than the Company's projections, an additional inventory write-down may be required.

  As part of the process of preparing its consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company's actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that may be included on the Company's consolidated balance sheet to the extent a net deferred tax asset or liability exists. The Company evaluates its deferred income tax assets and currently believes their realization is not considered more likely than not. Therefore, a valuation allowance is provided against the calculated amount of deferred tax assets. The valuation allowance is based on the Company's estimates of taxable income by jurisdiction in which it operates and the period over which its deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the valuation allowance.

  The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include: significant underperformance relative to historical or projected future operating results; significant changes in the manner the Company uses the acquired assets or the Company's overall business strategy; significant negative industry or economic trends; significant decline in the Company's stock price for a sustained period; and the Company's market capitalization relative to its net book value. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, the asset is written down to fair market value.

  The Company recorded a lease provision on excess space by estimating the net future cash outflows over the remaining lease period. The estimate is based on various assumptions, including the sublease rates obtainable and the time it will take to find a suitable tenant. These assumptions are influenced by market conditions and the availability of similar space nearby. If market conditions deteriorate, an increase in the provision may be required.

  The Company provides for estimated warranty costs at the time of product sale. Warranty expense accruals are based on management's best estimate with reference to historical claims experience. In the event that actual warranty costs differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the warranty provision.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

None

Item 2. Changes in Securities

None

Item 3. Defaults upon Senior Securities

Not Applicable

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 5. Other Information

Not Applicable

Item 6. Exhibits and Reports

(a) Exhibits

None.

(b) Reports on Form 6-K

1. Report on Form 6-K, filed July 31, 2003, attaching the following: (a) a press release announcing a conference call and live audio webcast regarding the Company's second quarter results; (b) a press release regarding the Company's pursuit of strategic alternatives and 2003 guidance; and (c) a press release announcing the Company's second quarter results.

2. Report on Form 6-K, filed August 28, 2003, attaching the following: (a) a press release announcing that the Company would provide the U.S. Department of Defense with Joint Tactical Radio System hardware for testing and certification; and (b) a press release announcing that the Company would provide a U.S. defense contractor with a wideband OFDM-based software defined radio solution.

3. Report on Form 6-K, filed September 30, 2003, attaching the following: (a) a press release announcing that the Company will assist Thales Underwater Systems in mine detection from an unmanned underwater vehicle; and (b) a press release announcing that the Company will supply Advanced Counter Measure Systems with a high-speed signal processing platform.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spectrum Signal Processing Inc.

Date: November 14, 2003	By:	/S/ BRENT FLICHEL
Name: Brent Flichel
Title: Vice President of Finance and Chief
Financial Officer